May 29, 2007

Mail Stop 4561

By International mail and facsimile to 011-353-1-668-6722

Mr. John O'Donnell
Group Finance Director
Allied Irish Banks, p.l.c.
Bankcentre, Ballsbridge
Dublin 4, Ireland

Re: Allied Irish Banks, p.l.c.
   Form 20-F filed May 25, 2006
   File No. 001-10284

Dear Mr. O'Donnell:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

   Sincerely,

   Donald A. Walker
   Senior Assistant Chief Accountant